SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE 173rd FISCAL COUNCIL’S MEETING

HELD AND DRAWN UP ON 3/12/2019 AND 3/13/2019

On March 12, 2019, at 1:00 pm, at the Company’s office located at Rua Lemos Monteiro, nº 120, 15th floor, Butantã, São Paulo, SP, CEP 05501-050, the 173rd Meeting of the Fiscal Council of Braskem S.A. (“Braskem” or “Company”) was held, on a regular basis, with the presence of the undersigned Members. Pedro van Langendonck Teixeira de Freitas, Executive Officer of the Company, Mrs. Alexandre Jerussalmy, Guilherme A. C. Furtado Filho, Ricardo Cubeiro, Patricio Almuita and Ms. Lilian Porto Bruno, members of the Company, as well as Mrs. Anselmo Macedo, Rafael Pereira and Ms. Adriana Ribeiro, representatives of KPMG Auditores Independentes (“KPMG”), attended the meeting. Mr. Cristiano Gadelha Vidal Campelo, Chairman of the Fiscal Council, chaired the meeting, and Ms. Alessandra Araripe was chosen to act as “ad hoc” Secretary. After examining the matters on the agenda, and after the clarifications provided, the members of the Fiscal Council, by the authority vested on them by Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, and complying with their duties as an Audit Committee, in accordance with the rules of the Securities and Exchange Act of 1934, as amended by requirement of the Sarbanes-Oxley Act of 2002 (“SOX”), unanimously resolved: 1) MANAGEMENT REPORT AND FINANCIAL STATEMENTS, TO BE FILED WITH CVM, REGARDING FISCAL YEAR ENDED 12/31/2018 AND PROPOSAL FOR ALLOCATION OF YEAR 2018 RESULTS – the members became aware of and expressed comfort with the clarifications provided regarding (i) the Annual Management Report, (ii) the individual and consolidated Financial Statements prepared in accordance with accounting practices adopted in Brazil and based on international financial reporting standards (IFRS), approved by IASB, as the case may be, to be filed with the CVM, and (iii) the proposal for allocation of results, including the distribution of dividends, all related to fiscal year ended December 31, 2018, which will be submitted for approval by the Annual Shareholders’ Meeting. During the presentation on the Annual Management Report, the members asked about the evaluation about the

Headquarters-Plant: Camaçari/BA - Address: Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000
Offices: Salvador/BA - Address: Avenida Antônio Carlos Magalhães, 3.244, 21st floor, Caminho das Árvores, CEP: 41820-000 – Phone +55 (71) 3504-7932 São Paulo/SP – Address: Rua Lemos de Monteiro, 120, 22nd floor, São Paulo/SP, CEP 05501-050 – Phone +55 (11) 3576-9000 – Fax +55 (11) 3023-0892

BRASKEM S.A.

Tax ID (CNPJ) 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE 173rd FISCAL COUNCIL’S MEETING

HELD AND DRAWN UP ON 3/12/2019 AND 3/13/2019

cash flow’s reconstitution considering the proposed distribution of dividends. The management clarified that the income trends have been redone and that an analysis of the cash flow and leverage projections for the next two years show that the proposed distribution of dividends is adequate to maintain the cash flow and the Dividend Policy of the Company. The Finance and Investment Committee (CFI) also discussed the topic. During the presentation of the Financial Statements related to fiscal year 2018, the representatives of KPMG reaffirmed their independence and, after being questioned, stated that they had not identified any adjustment that could materially affect said Financial Statements. The members decided to suspend this meeting and resume it on March 13, 2019, so that the opinion will be issued on that day, after a meeting of the Board of Directors giving a favorable opinion or approving such proposal, as the case may be, on said items. In addition, the directors safeguarded their duty of diligence regarding the filing by the Company of a civil liability action against third parties, in view of their recommendation that the matter be revisited by the Board of Directors, which was done at a meeting held on December 6, 2018. The understanding of the Board of Directors for the non-filing of a lawsuit against the Company’s former managers and/or controller was ratified in view of the reasons and considerations contained in the opinions prepared by specialized offices. 2) EXAMINATION OF THE TECHNICAL FEASIBILITY STUDY – the technical feasibility study that allows the realization of the Company’s deferred tax asset was analyzed, pursuant to CVM Instruction 371/02, according to a copy thereof attached hereto as Exhibit I. There being no further business to discuss, these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all present.

The above matches the original recorded in the proper book.

Alessandra Ordunha Araripe

“Ad hoc” Secretary

Headquarters-Plant: Camaçari/BA - Address: Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Address: Avenida Antônio Carlos Magalhães, 3.244, 21st floor, Caminho das Árvores, CEP: 41820-000 – Phone +55 (71) 3504-7932 São Paulo/SP – Address: Rua Lemos de Monteiro, 120, 22nd floor, São Paulo/SP, CEP 05501-050 – Phone +55 (11) 3576-9000 – Fax +55 (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.